

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2021

Kevin P. Riley
President and Chief Executive Officer
First Interstate BancSystem, Inc.
401 North 31st Street
Billings, MT 59101

      Re: First Interstate BancSystem, Inc.
           Registration Statement on Form S-4
           Filed November 4, 2021
           File No. 333-260771

Dear Mr. Riley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at (202) 551-3234 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Finance